(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Datrek Miller International, Inc.
Full Name of Registrant

835 Bill Jones Industrial Drive
Address of Principal Executive Office (Street and Number)

Springfield, Tennessee 37172
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on October 18, 2004 the Company consummated a merger (the “Merger”) with Golf Acquisition, Inc., a Florida corporation. As a result of the Merger, Datrek Professional Bags, Inc. (“Datrek”) and Miller Golf Company (“Miller”), companies with significant historical operations, became wholly owned subsidiaries of the Company. The Company’s recently appointed auditing firm has not completed its review of the historical financial statements of Datrek and Miller in connection with their preparation of the audited financial statements of the Company for the Form 10-K that is the subject of this Form 12b-25. Since the work required to review this matter was not able to be completed prior to March 31, 2005, the Company was and continues to be unable to timely complete and file its annual report on Form 10-K for the year ended December 31, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick B. Fox	615	667-2131
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Merger, the results of operations for the Company for the year ended December 31, 2004 as compared to the year ended December 31, 2003 significantly changed. Prior to the Merger, the Company had no operations; thereafter, the Company’s results of operations includes the operations of its subsidiaries, Datrek and Miller.

DATREK MILLER INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 29, 2005	By:	/s/ Michael S. Hedge
Michael S. Hedge
Chief Executive Officer

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